Exhibit 99.34

Akumin Inc. Announces Second Quarter 2019 Financial Results

August 14, 2019 – Toronto, ON – Akumin Inc. (TSX: AKU, AKU.U) (“Akumin” or the “Corporation”) announced today its financial results for the quarter ended June 30, 2019 (“Q2 Fiscal 2019”, respectively).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Jun. 30, 2019	3-month period ended Jun. 30, 2018	6-month period ended Jun. 30, 2019	6-month period ended Jun. 30, 2018
RVUs	1,163	756	2,229	1,422
Revenue	53,985	36,774	101,536	70,200
EBITDA (1)	11,244	5,186	23,288	9,890
Adjusted EBITDA (1)	12,290	8,260	21,542	15,068
EPS –Diluted	(0.01)	0.02	0.02	0.05
Adjusted EPS – Diluted (1)	0.06	0.06	0.11	0.11

(1)	See “Non-IFRS Measures” below.

Commenting on the Q2 Fiscal 2019 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “The quarter ending June 30, 2019 represents another fiscal quarter of growth and financial performance in-line with management’s expectation, including revenue of $54.0 million and Adjusted EBITDA of $12.3 million.

“Akumin’s volume in Q2 Fiscal 2019 was approximately 1,163,000 RVUs, compared to approximately 756,000 RVUs in Q2 Fiscal 2018, an increase of 54%. On an organic volume basis, RVUs increased by 5% compared to Q2 Fiscal 2018. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

Akumin would like to remind interested parties of the Corporation’s Second Quarter Fiscal 2019 Financial Results Call, to be held today from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Fiscal 2018 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated August 13, 2019 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 28, 2019, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

Riadh Zine

President and Chief Executive Officer

416-613-1391

< Financial tables follow. >

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Jun 30, 2019	Three-month period ended Jun 30, 2018
Service fees – net of allowances and discounts	53,410	36,064
Other revenue	575	710

Revenue	53,985	36,774

Employee compensation	18,861	12,309
Reading fees	7,780	4,995
Rent and utilities	2,306	3,710
Third party services and professional fees	3,963	2,786
Administrative	2,933	2,597
Medical supplies and other expenses	1,675	1,418
Depreciation and amortization	6,635	2,164
Stock-based compensation	935	1,424
Interest expense	5,300	1,379
Impairment of property and equipment	—	451
Settlement costs (recoveries)	(14)	76
Acquisition related costs	1,764	486
Public offering costs	—	709
Financial instruments revaluation and other (gains) losses	1,994	(72)

Income (loss) before income taxes	(147)	2,342

Income tax provision	270	207
Non-controlling interests	544	699

Net income (loss) attributable to shareholders of Akumin	(961)	1,436

Adjusted EBITDA (in thousands)	Three-month period ended Jun 30, 2019	Three-month period ended Jun 30, 2018
Revenue	53,985	36,774

Less:
Employee compensation	18,861	12,309
Reading fees	7,780	4,995
Rent and utilities	2,306	3,710
Third party services and professional fees	3,963	2,786
Administrative	2,933	2,597
Medical supplies and other expenses	1,675	1,418
IFRS 16 impact on leases	3,633	—
Sub-total	41,151	27,815
Non-controlling interests	544	699

Adjusted EBITDA	12,290	8,260

Adjusted EBITDA Margin	23%	22%

(in thousands)	Six-month period ended Jun 30, 2019	Six-month period ended Jun 30, 2018
Service fees – net of allowances and discounts	100,365	68,927
Other revenue	1,171	1,273

Revenue	101,536	70,200

Employee compensation	36,664	23,654
Reading fees	14,767	9,653
Rent and utilities	4,199	7,169
Third party services and professional fees	7,515	5,703
Administrative	5,644	4,582
Medical supplies and other expenses	3,142	2,720
Depreciation and amortization	12,765	4,272
Stock-based compensation	1,953	3,041
Interest expense	8,770	2,719
Impairment of property and equipment	—	638
Settlement costs (recoveries)	(1,231)	129
Acquisition related costs	2,550	663
Public offering costs	—	814
Financial instruments revaluation and other (gains) losses	2,052	(107)

Income before income taxes	2,746	4,550

Income tax provision	545	303
Non-controlling interests	993	1,651

Net income attributable to shareholders of Akumin	1,208	2,596

Adjusted EBITDA (in thousands)	Six-month period ended Jun 30, 2019	Six-month period ended Jun 30, 2018
Revenue	101,536	70,200

Less:
Employee compensation	36,664	23,654
Reading fees	14,767	9,653
Rent and utilities	4,199	7,169
Third party services and professional fees	7,515	5,703
Administrative	5,644	4,582
Medical supplies and other expenses	3,142	2,720
IFRS 16 impact on leases	7,070	—
Sub-total	79,001	53,481
Non-controlling interests	993	1,651

Adjusted EBITDA	21,542	15,068

Adjusted EBITDA Margin	21%	21%

Reconciliation of Non-IFRS Measures

(in thousands)	Three-month period ended Jun 30, 2019	Three-month period ended Jun 30, 2018	Six-month period ended Jun 30, 2019	Six-month period ended Jun 30, 2018
Net income (loss) attributable to shareholders of Akumin	(961)	1,436	1,208	2,596

Income tax provision	270	207	545	303
Depreciation and amortization	6,635	2,164	12,765	4,272
Interest expense	5,300	1,379	8,770	2,719

EBITDA	11,244	5,186	23,288	9,890

Adjustments:
Stock-based compensation	935	1,424	1,953	3,041
Impairment of property and equipment	—	451	—	638
Settlement costs (recoveries)	(14)	76	(1,231)	129
Acquisition-related costs	1,764	486	2,550	663
Public offering costs	—	709	—	814
Financial instruments revaluation and other (gains) losses	1,994	(72)	2,052	(107)

Sub-total	15,923	8,260	28,612	15,068

IFRS 16 impact on leases	(3,633)	—	(7,070)	—

Adjusted EBITDA	12,290	8,260	21,542	15,068

Revenue	53,985	36,774	101,536	70,200

Adjusted EBITDA Margin	23%	22%	21%	21%

Adjusted EBITDA	12,290	8,260	21,542	15,068

Less:
Depreciation and amortization	6,635	2,164	12,765	4,272
Interest expense	5,300	1,379	8,770	2,719
Add:
IFRS 16 impact on depreciation and interest expense	4,793	—	9,383	—
Sub-total	5,148	4,717	9,390	8,077
Effective tax rate (1)	24.3%	24.7%	24.3%	24.7%
Tax effect	1,248	1,165	2,277	1,995

Adjusted net income attributable to shareholders of Akumin	3,900	3,552	7,113	6,082

(1)	Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.